Exhibit 21.1

Subsidiaries of the Registrant
As of March 2, 2010

1.	Chance High International Limited, a British Virgin Islands company, is a wholly-owned subsidiary of Bohai Pharmaceuticals Group, Inc.

2.	Yantai Shencaijishi Pharmaceuticals Co., Ltd, a PRC company (“WFOE”), is a wholly-owned subsidiary of Chance High Limited.

3.	The WFOE is associated with a variable interest entity, Yantai Bohai Pharmaceuticals Group Co. Ltd., all of which is a PRC company.